Date of Filing: November 30, 2004                 File No.____________

Securities and Exchange Commission
Washington, D.C.

FORM U5A

NOTIFICATION OF REGISTRATION
Filed under Section 5(a) of the
Public Utility Holding Company Act of 1935

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The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and the subsidiary companies thereof:

1. Exact name of registrant:

NUI Corporation

2. Address of principal executive offices:

NUI Corporation
550 Route 202-206
Box 760
Bedminster, NJ 07921-0760

3. Name and address of officer to whom notices and communications should be addressed:

Bryan E. Seas
Vice President and Controller
AGL Resources Inc.
Ten Peachtree Place
Suite 1000
Atlanta, GA 30309

4. Required information regarding the registrant and each subsidiary company thereof:

Name of Company	Form of Organization	State of Organization	Type of Business
1 NUI Corporation	Corporation	New Jersey	Holding company
1.1 NUI Utilities, Inc.	Corporation	New Jersey	Natural gas utility
1.2 Virginia Gas Company	Corporation	Delaware	Holding company
1.2.1 Virginia Gas Distribution Company	Corporation	Virginia	Natural gas utility
1.2.2 Virginia Gas Pipeline Company	Corporation	Virginia	Organized to own a salt cavern natural gas storage facility and serves as manager of the Saltville Gas Storage Company, LLC
1.2.3 Virginia Gas Storage Company	Corporation	Virginia	Organized to own a depleted reservoir storage facility
1.3 NUI Capital Corp.	Corporation	Florida	Non-utility holding company
1.3.1 Utility Business Services, Inc.	Corporation	New Jersey	Organized to provide billing and customer information services to investor-owned and municipal utilities and third party energy providers
1.3.2 NUI Energy Brokers, Inc.	Corporation	Delaware	Organized to provide wholesale energy trading and related services to other utilities and energy marketing companies
1.3.3 NUI Energy, Inc.	Corporation	Delaware	Organized to market energy service to retail commercial and industrial customers
1.3.4 NUI Energy Solutions, Inc.	Corporation	Delaware	Organized to provide energy management and consulting services
1.3.5 NUI International, Inc.	Corporation	Delaware	Non-utility holding company
1.3.5.1 NUI Hungary, Inc.	Corporation	Delaware	Non-utility holding company
1.3.5.1.1 HPMT, Kft.	Limited liability company	Hungary	Established to pursue opportunities in the Hungarian energy market
1.3.5.2 NUI/Caritrade International LLC	Limited liability company	Delaware	Organized to develop business opportunities in Russia, the CIS and NIS countries and Asia
1.3.6 NUI Sales Management, Inc.	Corporation	Delaware	Non-utility holding company
1.3.6.1 TIC Enterprises, LLC	Limited liability company	Delaware	Organized to recruit, train and manage sales professionals and serve as a sales and marketing representative for various businesses
1.3.7 OAS Group, Inc.	Corporation	New Jersey	Digital mapping operation of customer distribution facilities
1.3.8 NUI Service, Inc.	Corporation	New Jersey	Organized to provide appliance repair services
1.4 NUI Storage, Inc.	Corporation	Delaware	Non-utility holding company
1.4.1 NUI Richton Storage, Inc.	Corporation	Delaware	Non-utility holding company
1.4.1.1 Richton Gas Storage Company, LLC	Limited liability company	Delaware	Organized to develop salt dome gas storage facility
1.5 NUI Saltville Storage, Inc.	Corporation	Delaware	Non-utility holding company
1.5.1 Saltville Gas Storage Company, LLC	Limited liability company	Delaware	Organized to develop gas storage facilities and hold NUI's interests in storage development projects
1  NUI Hungary, Inc. is 99% owned by NUI International, Inc. and 1% owned by NUI Energy Brokers, Inc.
2  90% owned by NUI International, Inc. and 10% owned by unaffiliated third party.
3  50% owned by NUI Saltville Storage, Inc. and 50% owned by unaffiliated third party.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Bedminster, and State of New Jersey on the 1st day of December, 2004.

NUI Corporation

By: /s/ Bryan E. Seas
Name: Bryan E. Seas
Title:	Vice President and Controller

VERIFICATION

State of New Jersey
County of Somerset

The undersigned being duly sworn and deposes states that he has duly executed the attached notification of registration dated November 30, 2004 for and on behalf of NUI Corporation; and that the undersigned is Vice President and Controller, and that he is authorized to sign on behalf of NUI Corporation; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Bryan E. Seas
Name: Bryan E. Seas
Title:	Vice President and Controller

(Official Seal)

Subscribed and sworn to before me,

a Notary Public,

this 1st day of December, 2004.

/s/ Loreen Barela

My commission expires: April 30, 2005